Exhibit 3

FIRSTSERVICE CORPORATION

Management’s discussion and analysis for the year ended December 31, 2017

(in US dollars)

February 22, 2018

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2017. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2017 and up to and including February 22, 2018.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

FirstService’s business

FirstService is a leading provider of branded essential property services comprised of two reportable operating segments: (i) FirstService Residential, the largest provider of residential property management services in North America; and (ii) FirstService Brands, a leading provider of essential property services to residential and commercial customers through both franchise systems and company-owned operations. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. FirstService Residential and FirstService Brands are described in further detail in our Annual Information Form.

Pre-spin-off Financial Information

FirstService began independent operations on June 1, 2015, when former FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc. and us. The results for the seven month period from June 1 to December 31, 2015 and all of 2016 and 2017 represent the Company’s operations, cash flow and financial position as a stand-alone entity. The results for the periods prior to the spin-off have been prepared on a “carve-out” accounting basis whereby results have been derived from the accounting records of Old FSV using the historical results of operations and historical basis of assets and liabilities of the businesses transferred to us.

Consolidated review

Our consolidated revenues for the year ended December 31, 2017 were $1.71 billion, an increase of 15% over the prior year, attributable to a combination of organic growth and acquisitions during the period.

Our diluted net earnings per share calculated in accordance with GAAP was $1.45 in the year ended December 31, 2017 versus $0.92 in the prior year. Our adjusted EPS (see definition and reconciliation below) was $2.03 for the year ended December 31, 2017, up 25% from $1.62 in the prior year.

We acquired controlling interests in nine businesses in 2017, including five in our FirstService Residential segment and four in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $39.6 million. Our tuck-under acquisitions increase the geographic footprint and broaden our service offering at FirstService Residential. The acquisitions also support the execution of our company-owned strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets and expand our operations and broaden our service capabilities at Century Fire Protection.

Results of operations – year ended December 31, 2017

Our revenues were $1.71 billion for 2017, up 15% relative to 2016. The increase was comprised of organic revenue growth of 6%, with the balance coming from recent acquisitions.

Operating earnings increased 19% to $107.6 million in 2017, while adjusted EBITDA rose 24% to $162.0 million. Our FirstService Residential division generated significant earnings growth in 2017 as a result of continued operating margin improvements. Our FirstService Brands division was positively impacted by significant organic revenue growth and acquisition activity in 2017.

Depreciation expense was $27.7 million in 2017 relative to $22.8 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds and information technology systems at FirstService Residential and at our FirstService Brands company-owned operations.

Amortization expense was $14.4 million in 2017 relative to $14.2 million in 2016.

We recorded a goodwill impairment charge in the amount of $6.2 million in 2017. We performed our annual August 1st test and determined there was impairment in the Service America reporting unit within the FirstService Brands segment. The impairment was driven by weak financial performance and a resulting decline in estimated future discounted cash flows. No goodwill impairment charges were recorded in the prior year period.

Net interest expense increased to $9.9 million in 2017 from $9.2 million in the prior year. Our weighted average interest rate decreased to 3.6% in 2017 from 3.9% in the prior year.

Our consolidated income tax rate for 2017 was 23% versus 34% in 2016. Relative to 2016, the 2017 tax rate was impacted primarily by ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity. Our tax rate was also lower relative to the prior year as a result of the Tax Cuts and Jobs Act which was enacted in the United States (“US Tax Reform”) on December 22, 2017, lowering US corporate income tax rates as of January 1, 2018. The impact of US Tax Reform is a one-time decrease in income tax expense of $2.5 million, as a result of the re-measurement of certain deferred tax balances.

Net earnings were $76.7 million in 2017, compared to $54.2 million in the prior year. The increase was primarily attributable to strong profitability driven mainly by operating margin improvements in the FirstService Residential division and strong organic revenue growth and significant acquisition activity in the FirstService Brands division.

At FirstService Residential, revenues were $1.17 billion in 2017, an increase of 6% compared to the prior year. Organic growth was 4% and was primarily driven by competitive property management contract wins across our markets. This segment reported Adjusted EBITDA of $99.9 million in 2017 or 8.5% of revenues, relative to $84.2 million or 7.6% of revenues in the prior year. Operating earnings for 2017 were $77.6 million or 6.6% of revenues, relative to $62.5 million or 5.6% of revenues in the prior year. Margin expansion in this division was driven by continued operating improvements and further optimization of labour resources.

Our FirstService Brands operations reported revenues of $531.1 million in 2017, an increase of 44% versus the prior year. Organic growth of 12% was largely attributable to very strong growth from our Paul Davis company-owned operations, particularly Paul Davis National, as well as double digit revenue growth at our California Closets and Century Fire company-owned operations and within our CertaPro Painters, California Closets and Floor Coverings International franchised systems. Adjusted EBITDA for this segment was $74.4 million in 2017 or 14.0% of revenues, relative to $56.3 million or 15.2% of revenues in the prior year. Operating earnings were $46.7 million or 8.8% of revenues, versus $41.2 million or 11.1% of revenues a year ago. The Adjusted EBITDA margin was impacted by the increased revenue mix from our faster-growing, lower-margin company-owned operations, as well as weak performance at Service America. The operating earnings margin was impacted by the increased contribution from company-owned operations as noted above, as well as the effect from the goodwill impairment charge at Service America.

Corporate costs, as presented in Adjusted EBITDA were $12.3 million in 2017 relative to $10.1 million in the prior year. On a GAAP basis, corporate costs for 2017 were $16.6 million, compared to $13.2 million a year ago. The increase reflects headcount additions at our corporate office, as well as the impact of foreign exchange.

Results of operations – year ended December 31, 2016

Our revenues were $1.48 billion for 2016, up 17% relative to 2015. The increase was comprised of organic revenue growth of 6%, with the balance from acquisitions.

Operating earnings increased 28% to $90.6 million in 2016, while adjusted EBITDA rose 27% to $130.3 million. Our FirstService Residential division generated significant increases in profitability in 2016 as a result of continued operating margin improvements. Our FirstService Brands division was positively impacted by significant acquisition activity in 2016.

Depreciation expense was $22.8 million in 2016 relative to $18.8 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds and information technology systems at FirstService Residential and at our FirstService Brands company-owned operations.

Amortization expense was $14.2 million in 2016 relative to $10.1 million in 2015. The increase was attributable to the accelerated amortization of certain intangible assets recognized in conjunction with recent business acquisitions.

Net interest expense increased to $9.2 million in 2016 from $9.1 million in the prior year. Our weighted average interest rate decreased to 3.9% in 2016 from 4.1% in the prior year. The lower average interest rate was primarily due to a decrease in the rate of interest on our senior secured notes (which interest rate was reduced as a result of having met certain financial covenant targets).

Our consolidated income tax rate for 2016 was 34% versus 38% in 2015. Relative to 2016, the 2015 tax rate was impacted primarily by a spin-off tax charge, impacting our rate by 3%. The prior year tax rate was also based on interim carve-out financial statements which involved a number of assumptions, allocations and estimates.

Net earnings were $54.2 million in 2016, compared to $38.2 million in the prior year. The increase was primarily attributable to strong profitability driven primarily by operating margin improvements in the FirstService Residential division and strong organic revenue growth, together with significant acquisition activity, in the FirstService Brands division.

At FirstService Residential, revenues were $1.11 billion in 2016, an increase of 9% compared to the prior year. Organic growth was 6% and was attributable to property management contract wins and new development. During 2016, we also acquired property management businesses operating in California, South Carolina, Maryland and Massachusetts, which contributed to the remainder of the growth. This segment reported adjusted EBITDA of $84.2 million in 2016 or 7.6% of revenues, relative to $68.9 million or 6.8% of revenues in the prior year. Operating earnings for 2016 was $62.5 million or 5.6% of revenues, relative to $47.6 million or 4.7% of revenues in the prior year. Margin expansion was driven by continued operating improvements.

Our FirstService Brands operations reported revenues of $370.1 million in 2016, an increase of 50% versus the prior year. Organic growth of 8% was attributable to higher system-wide sales at several of our franchised brands, as well as strong revenue growth at our California Closets company-owned operations. Acquisitions contributed to the balance of our growth, the most significant being Century Fire Protection. Adjusted EBITDA was $56.3 million in 2016 or 15.2% of revenues, relative to $43.0 million or 17.4% of revenues in the prior year. Operating earnings were $41.2 million or 11.1% of revenues, versus $35.1 million or 14.2% of revenues a year ago. The division operating margin was impacted by the increased revenue mix from our recently acquired company-owned operations, including Century Fire Protection.

Corporate costs, as presented in Adjusted EBITDA were $10.1 million in 2016 relative to $8.8 million in the prior year. On a GAAP basis, corporate costs for 2016 were $13.2 million, compared to $11.9 million a year ago. The prior year period included pre-spin-off allocations.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2017	2016	2015	2014	2013

Operations
Revenues	$1,705,456	$1,482,889	$1,264,077	$1,132,002	$1,038,087
Operating earnings	107,627	90,550	70,747	45,621	37,083
Net earnings	76,673	54,243	38,198	26,192	18,452

Financial position
Total assets	$837,733	$770,964	$600,483	$615,544	$610,297
Long-term debt	269,625	250,909	201,199	239,357	225,425
Redeemable non-controlling interests	117,708	102,352	77,559	80,926	81,407
Shareholders' equity	203,233	181,028	167,026	158,749	168,660

Common share data
Net earnings (loss) per common share:
Basic	$1.48	0.93	0.59	0.36	0.09
Diluted	1.45	0.92	0.59	0.36	0.09

Weighted average common shares
outstanding (thousands)
Basic	35,909	35,966	36,013	35,971	35,971
Diluted	36,559	36,366	36,425	36,363	36,306
Cash dividends per common share	$0.49	0.44	0.40

Other data
Adjusted EBITDA	$161,977	$130,324	$103,038	$74,997	$78,913
Adjusted EPS	2.03	1.62	1.20	0.84	0.96

Note: Any per share amounts prior to June 1, 2015 in the table above have been calculated using Old FSV’s share balances and the terms of the spin-off.

Results of operations – fourth quarter ended December 31, 2017

Consolidated operating results for the fourth quarter ended December 31, 2017 were up significantly relative to the results experienced in the comparable prior year quarter, driven by strong top-line growth at our FirstService Brands division and significant operating improvements at our FirstService Residential operations. FirstService Residential revenues increased 6% in the fourth quarter ended December 31, 2017, compared to the prior year quarter, with adjusted EBITDA increasing 36% and operating earnings increasing 51% in the fourth quarter ended December 31, 2017 versus the prior year quarter as a result of continued operating efficiencies and improved labour cost management.

Our FirstService Brands operations experienced substantial revenue growth of 38% in the fourth quarter ended December 31, 2017 compared to the prior year quarter, with strong contribution from both organic growth and tuck-under acquisition activity. Organic growth for the quarter benefited from hurricane-related work at our Paul Davis National company-owned operations. FirstService Brands adjusted EBITDA increased 26% in the fourth quarter versus the prior year quarter. Operating earnings increased 35% versus the prior year quarter. The divisional adjusted EBITDA margin decreased to 13.7% from 15.1% in the prior year quarter, as a result of increased contribution from lower margin company-owned operations. The divisional operating earnings margin decreased to 9.6% from 9.8% in the prior year quarter, as a result of this mix, offset by a decrease in accelerated amortization of intangible assets versus the prior year quarter.

Summary of quarterly results - years ended December 31, 2017 and 2016

(in thousands of US$, except per share amounts)

(unaudited)	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2017
Revenues	$375,969	$434,858	$456,520	$438,109	$1,705,456
Operating earnings	9,548	35,808	34,544	27,727	107,627
Net earnings	8,620	22,265	21,141	24,647	76,673
Net earnings per share:
Basic	0.13	0.51	0.43	0.41	1.48
Diluted	0.13	0.50	0.42	0.40	1.45

Year ended December 31, 2016
Revenues	$307,586	$385,104	$409,083	$381,116	$1,482,889
Operating earnings	4,261	30,794	36,578	18,917	90,550
Net earnings	1,517	18,072	22,938	11,716	54,243
Net earnings per share:
Basic	(0.05)	0.35	0.44	0.19	0.93
Diluted	(0.05)	0.35	0.43	0.19	0.92

Other data
Adjusted EBITDA - 2017	$20,704	$47,618	$53,149	$40,506	$161,977
Adjusted EBITDA - 2016	12,716	40,245	46,703	30,660	130,324
Adjusted EPS - 2017	0.17	0.61	0.74	0.51	2.03
Adjusted EPS - 2016	0.08	0.52	0.62	0.41	1.62

Note: Any per share amounts prior to June 1, 2015 in the table above have been calculated using Old FSV’s share balances and the terms of the spin-off.

Operating outlook

We are committed to a long-term growth strategy that includes average annual organic revenue growth in the mid-to-high single digit range, combined with tuck-under acquisitions within each of our service platforms, resulting in targeted average annual growth in revenues of 10% or higher. We are targeting some incremental leverage and higher growth rates for operating earnings, and earnings per share. Economic conditions will negatively or positively impact these target growth rates in any given year.

In our FirstService Residential segment, revenues are expected to increase at a low-to-mid single digit percentage organic growth rate in 2018 primarily from new business wins. Any additional tuck-under acquisitions will augment organic growth. Operating margins for 2018 are expected to be higher than 2017 due to continued operating efficiencies.

Our FirstService Brands segment is expected to generate mid-to-high single digit percentage organic revenue growth in 2018 primarily from growth of our company-owned operations at California Closets, Paul Davis Restoration and Century Fire Protection, as well as increases in franchisee productivity and the addition of new franchisees in some of our less mature service lines within our franchised operations. Tuck-under acquisitions from our ongoing company-owned acquisition strategy at California Closets and Paul Davis Restoration, as well as opportunities at Century Fire Protection will add to organic growth. Operating margins are expected to remain in the mid-teens, with any margin decrease most likely to come from the increased mix and further acquisitions of lower margin company-owned operations.

The foregoing contains forward-looking statements, and readers should refer to “Forward-looking statements and risks” below regarding our cautions relating to these forward-looking statements and the material risk factors that could cause actual results to differ materially from these forward-looking statements. The above forward-looking statements are made on the assumption that general economic conditions and the conduct of the Company’s businesses remain as they exist on the date hereof, with none of the material risk factors (as noted under “Forward-looking statements and risks” below) occurring during 2018.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes outdoor painting and franchise operations, which generate the majority of their revenues during the second and third quarters.

Liquidity and capital resources

The Company generated cash flow from operating activities of $115.6 million for the year ended December 31, 2017, relative to $109.0 million in the prior year. Operating cash flow was favourably impacted by strong profitability at both of our divisions. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

On January 17, 2018, the Company expanded and extended its revolving credit facility. Under the amended facility, borrowing capacity has been increased to $250 million, up from $200 million, and the maturity date has been extended to January 2023 from June 2020. The amended facility bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the facility by up to $100 million on the same terms and conditions as the original facility. The facility will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

We have outstanding $150 million of senior secured notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of December 31, 2017, the current interest rate is 3.84%. The senior secured notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

During 2017, we invested cash in acquisitions as follows: an aggregate of $39.6 million (net of cash acquired) in nine new business acquisitions, $2.8 million in contingent consideration payments related to previously completed acquisitions, and $6.9 million in acquisitions of redeemable non-controlling interests (“RNCI”).

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $18.4 million as at December 31, 2017 (December 31, 2016 - $10.4 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to November 2019. We estimate that approximately 85% of the contingent consideration outstanding as of December 31, 2017 will ultimately be paid.

Capital expenditures for the year were $36.3 million (2016 - $29.1 million), which consisted primarily of office leasehold improvements, new vehicles and productivity-enhancing information technology systems in both of our operating divisions.

Net indebtedness as at December 31, 2017 was $212.4 million, versus $207.5 million at December 31, 2016. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. We were in compliance with the covenants of our agreements relating to our credit facility and our senior secured notes as at December 31, 2017 and we expect to remain in compliance with such covenants going forward.

The Company declared common share dividends totalling $0.49 per share during 2017, with $0.3675 paid in cash during the year and $0.1225 paid in January 2018. In February 2018, our Board of Directors approved an increase to our dividend such that, commencing with the quarter ended March 31, 2018, the quarterly dividend would be US$0.135 (a rate of US$0.54 per annum). The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

During the year we distributed $4.5 million (2016 - $4.9 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2017:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$267,516	$1,570	$114,659	$60,858	$90,429
Interest on long term debt	42,425	8,132	15,455	13,067	5,771
Capital lease obligations	2,109	1,179	908	22	-
Contingent acquisition consideration	18,418	12,640	5,778	-	-
Operating leases	102,107	23,334	36,856	24,665	17,252

Total contractual obligations	$432,575	$46,855	$173,656	$98,612	$113,452

At December 31, 2017, we had commercial commitments totaling $5.4 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.84%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2017	2016

FirstService Residential	$70,906	$64,759
FirstService Brands	45,652	35,810
	$116,558	$100,569

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2017, the RNCI recorded on the balance sheet was $117.7 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for 2017 would be $0.57, and the accretion to adjusted EPS would be $0.15.

Stock-based compensation expense

One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate. The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP. The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the notional value appreciation plans is re-measured quarterly.

Critical accounting estimates

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified three critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have five reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.1 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; and (vii) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2017	2016

Net earnings	$76,673	$54,243
Income tax	22,607	27,387
Other income	(1,520)	(232)
Interest expense, net	9,867	9,152
Operating earnings	107,627	90,550
Depreciation and amortization	42,049	36,969
Goodwill impairment charge	6,150	-
Acquisition-related items	2,019	61
Stock-based compensation expense	4,132	2,744
Adjusted EBITDA	$161,977	$130,324

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) goodwill impairment charges; (v) stock-based compensation expense; (vi) a stock-based compensation tax adjustment related to a US GAAP change; and (vii) an income tax recovery on the enactment of US Tax Reform. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2017	2016

Diluted net earnings per share	$1.45	$0.92
Non-controlling interest redemption increment	0.42	0.42
Acquisition-related items	0.05	-
Amortization of intangible assets, net of tax	0.23	0.23
Goodwill impairment charge, net of tax	0.10	-
Stock-based compensation expense, net of tax	0.08	0.05
Stock-based compensation tax adjustment for US GAAP change	(0.23)	-
Income tax recovery on enactment of US Tax Reform	(0.07)	-
Adjusted EPS	$2.03	$1.62

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Initial adoption of, and changes in, accounting policies

On January 1, 2017, the Company adopted updated guidance issued by the Financial Accounting Standards Board (“FASB”) on balance sheet classification of deferred taxes, Accounting Standards Update (“ASU”) No. 2015-17. This update simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. The Company now records all deferred tax assets and liabilities, along with any related valuation allowance as non-current on the balance sheet. The Company has elected to adopt this new ASU on a prospective basis. The prior year periods have not been restated. The guidance did not have any impact on the Company’s results of operations.

On January 1, 2017, the Company adopted updated guidance issued by the FASB on share-based compensation (ASU No. 2016-09). This update simplifies how share-based payments are accounted for and presented. Income tax expense is impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. The ASU permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated or recognized when they occur. The Company has elected to account for forfeitures when they occur. This update is being applied prospectively. The impact on current year tax expense is a recovery of $8,460. The cash flow impacts of tax windfalls are all recognized with operating cash-flows.

On August 1, 2017, the Company adopted updated guidance issued by the FASB on accounting for goodwill impairment (ASU No. 2017-04). The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same one-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts. The goodwill impairment recorded in the current period was in accordance with this new standard, for further detail please see note 7 to the Consolidated Financial Statements (which is incorporated by reference herein and available on the SEDAR website at www.sedar.com and EDGAR at www.sec.gov).

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company plans to adopt the new revenue recognition guidance in the first quarter of 2018 and will use the full retrospective method. Based on the Company’s assessments, the impact of the application of the new revenue recognition guidance will result in the deferral of some revenues relating to franchise fees that were previously recognized at a point in time and will be recognized over time upon adoption of the new standard. The application will also result in gross revenue recognition of certain ancillary fees related to marketing funds in the FirstService Brands segment. Previously, these amounts were recorded on a net basis. Based on the Company’s assessment at this time, and upon adoption of this standard, the Company expects 2017 revenue to increase by approximately $27,000, net earnings to decrease by approximately $1,600, and retained earnings to decrease by approximately $12,000.

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time the Company may elect to use the full or modified retrospective transition method. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2016, FASB issued ASU No. 2016-18, Restricted Cash. This ASU should reduce the diversity in practice in financial reporting for the classification of restricted cash, the classification of changes in restricted cash, and the presentation of cash payments and cash receipts that directly affect restricted cash. This ASU will require the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance will be effective January 1, 2018 with retrospective transition. Beginning on the effective date, the Company will reflect restricted cash and its movements in the statement of cash flows.

Financial instruments

Periodically we use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company does not have any such financial instruments.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made by us under the sale of control arrangement contained in the restated management services agreement with FirstService, Jayset Management FSV Inc. and Jay S. Hennick, a description of which is set out in Note 10 to the Consolidated Financial Statements (which is incorporated by reference herein and available on the SEDAR website at www.sedar.com and EDGAR at www.sec.gov).

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2017 was $1.4 million (2016 - $0.6 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2017, the Company had $2.5 million of loans receivable from minority shareholders (December 31, 2016 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,677,139 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,732,800 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

During the year ended December 31, 2017, the Company repurchased 271,378 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $62.96 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,958,622 Subordinate Voting Shares under its NCIB, which expires on August 23, 2018.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2017. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded nine individually insignificant entities acquired by the Company during the 2017 fiscal year from our assessment of internal control over financial reporting as at December 31, 2017. The total assets and total revenues of the nine majority-owned entities represent 1.9% and 2.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2017.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2017, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 22, 2018 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Changes in internal control over financial reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

FirstService is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2017 available on SEDAR at www.sedar.com, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	Competition in the markets served by the Company.
•	The ability to attract new customers and to retain major customers and renew related contracts.
•	The ability to retain and incentivize employees.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	We are exposed to greater risks of liability for employee acts or omissions, or installation/system failure, in our fire protection businesses than may be inherent in other businesses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our operations, including licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Although the spin-off is complete, the transaction exposes FirstService to certain ongoing tax and indemnification risks.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.